UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 21, 2013 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

Below is an English translation (from Hebrew) of an immediate report by XTL Biopharmaceuticals Ltd. (“XTL Biopharmaceuticals”, “XTL” or “the Company”) as published on the Tel-Aviv Stock Exchange Ltd. according to the Israeli Security Regulations.

Re: XTL Biopharmaceuticals in Negotiations to In-license Clinical Stage Asset

On November 21, 2013, XTL announced negotiations with Yeda Research and Development Company Ltd., the licensing arm of the Weizmann Institute, to in-license a clinical stage asset for the treatment of Lupus, which is ready for a Phase II clinical trial. XTL is currently conducting its due diligence review and, if satisfactory, XTL expects the in-licensing transaction to be completed before the end of the year.

Lupus is a chronic autoimmune disease involving many systems in the human body, including joints, kidneys, central nervous system, heart, hematological system and others. The biologic basis of the disease is a defect in the immune (defense) system, leading to production of self (auto) antibodies, which attack the normal organs and cause irreversible damage. According to the Lupus Foundation of America, at least 1.5 million Americans have the disease (more than 5.0 million worldwide) with more than 16,000 new cases diagnosed each year. The majority of patients are women in their childbearing years.

The Company's estimates regarding completion of the technology acquisition, if completed, constitute forward-looking information (as defined in the Israeli Securities Act – 1968), and are based on management's expectations as of the date of this immediate report. Realization of Company estimates and expectations is affected by factors not under the control of the Company. Accordingly, the negotiations and due diligence may not produce satisfactory results for completion of the transaction, due to various factors not under the control of the Company, such as market conditions and investor preferences.

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of clinical unmet needs. XTL is focused on late stage clinical development of drugs for the treatment of multiple myeloma and schizophrenia.

XTL’s lead drug candidate, rHuEPO, for the treatment of multiple myeloma blood cancer, was granted an orphan drug designation from the FDA. rHuEPO has been approved for marketing by the FDA and has for many years been sold for billions of dollars across the world for the treatment of severe anemia.

XTL controls InterCure Ltd. (TASE: INCR), a company which has disrupted the $42 billion hypertension industry with the world's first FDA-cleared, OTC blood pressure treatment device, RESPeRATE® (www.resperate.com).

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv MidCap-50, Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Bluetech-50.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com, www.xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 21, 2013	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer